Obtaining Control of Credit Suisse Multialternative Strategy Fund A

As of October 31, 2012, Pershing ("Shareholder") owned 11,871 shares of the Fund, which represented 51.78% of the outstanding shares. As of April 30, 2013, Shareholder owned 7,383 shares of the Fund, which represented 29.60% of the outstanding shares and Charles Schwab owns 9,690 shares, which represent 38.85% outstanding. Accordingly, Shareholders are presumed to be controlling persons of the Fund.


Obtaining Control of Credit Suisse Multialternative Strategy Fund C

As of October 31, 2012, Pershing ("Shareholder") owned 103,605 shares of the Fund, which represented less than 95.40% of the Fund. As of April 30, 2013, Shareholder owned 187,882 shares of the Fund, which represented 96.66% of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.